Hunton & Williams LLP Fountain Place 1445 Ross Avenue Suite 3700 Dallas, Texas 75202-2799 Tel 214 • 979 • 3000 Fax 214 • 880 • 0011
Lindsay ferguson Direct Dial: (214) 468-3343 DIRECT FAX: (214) 740-7137 EMAIL: Lferguson@hunton.com File No: 70152.000002

November 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:        John Cash, Accounting Branch Chief

Re:	TOR Minerals International, Inc. Form 10‑K for the fiscal year ended December 31, 2016 Filed March 9, 2017 File No. 0‑17321

Ladies and Gentlemen:

On behalf of TOR Minerals International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of John Cash, Accounting Branch Chief, dated November 13, 2017 (the “Comment Letter”), regarding the Company’s Form 10‑K for the fiscal year ended December 31, 2016, filed March 9, 2017.  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

Form 10‑K for the Fiscal Year Ended December 31, 2016

Item 1- Business, page 4

1.                Please revise future filings to name your significant customer as required by Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your disclosure on page 12 that you have one customer that represented 24% of your total sales in 2016 and the loss of this customer could have a material impact on your business, operating results and financial condition.

Company Response:

            The Company acknowledges that it had a customer that represented 24% of its total sales, and the Company will name any significant customers in its future filings.

November 20, 2017

Notes to Consolidated Financial Statements

Note 9 – Income Taxes, page F-23

2.                You disclose that you have recognized deferred tax assets (DTA) of $316,000 related to the U.S. operation and that you have not provided a valuation allowance against the DTA as you believe the DTA is fully recoverable. In light of the cumulative three year loss position the U.S. operation was in at the end of 2016 and the continued losses the U.S. Operation incurred in the first nine months of 2017, please provide us with a comprehensive analysis of the specific positive and negative evidence that you considered in arriving at your conclusion. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Refer to ASC 740-10-30-16 through 30-25.

            Company Response:

At December 31, 2016, the Company’s U.S. Operation had federal NOL carryforwards of approximately $930,000 which resulted in a deferred tax asset (“DTA”) of approximately $316,000.

ASC 740-10-30-17 requires an assessment of all available evidence, both positive and negative, to determine whether a valuation allowance for deferred tax assets is needed.  ASC 740-10-30-18 specifies four possible sources of taxable income that must be considered to determine the future realizability of deferred tax assets.  If a single source of taxable income is sufficient to eliminate the need for a valuation allowance, other sources do not need to be considered.

Under ASC 740, a valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the DTA will not be realized.

In making the Company’s determination at December 31, 2016, that it was not necessary to provide a valuation allowance for the Company’s U.S. NOL, the Company considered all evidence, both positive and negative. This included historical information, as well as the Company’s forecast for future years, as follows:

1.      Taxable income in prior carryback year(s), if carryback is permitted under the tax law – The U.S. Operation does not have the ability to carry back tax losses or other attributes to obtain refunds from prior periods.

2.      Future reversals of existing taxable temporary differences – At December 31, 2016, the U.S. Operation had deferred tax liabilities (“DTL”) of $590,000, primarily related to book vs. tax depreciation.  These temporary differences are expected to fully reverse prior to the expiration of the existing DTA of $316,000.

November 20, 2017

(The Company noted in its analysis that the DTA at December 31, 2016 was less than that at December 31, 2015). [1]

3.      Tax-planning strategies – The U.S. Operation does not currently have any tax planning strategies in place which would allow the operation to utilize the existing DTA.

4.     Future taxable income exclusive of reversing temporary differences and carryforwards – The Company’s forecast for the period from 2017 to 2019 indicated taxable income in one of those years, due in part to the reversal of deferred tax liabilities.

Based on the historical and future evidence reviewed:

•      the Company’s U.S. Operation recognized taxable income, before the application of the NOL carryforward, in one of the last three years (2014-2016);

•      the Company’s U.S. Operation’s three year forecast indicated taxable income, before the application of the NOL carryforward, in one of the three years 2017 – 2019; and

•      the Company’s U.S. Operation had a significant DTL at December 31, 2016, which the Company expected to turn within the NOL expiration period.

While it is true the Company had a cumulative three year loss position at December 31, 2016, ASC 740-10-30-21 and 23 do not indicate that this is a “bright line” test, but rather a starting point, in the determination of whether a valuation allowance is required. In this case, the reversal of deferred tax liabilities during the NOL carryforward period is one of the most objective sources of information listed in ASC 740-10-30-18, and indicated, along with other available evidence, that it was not appropriate to provide a valuation allowance at December 31, 2016.

Accordingly, the Company concluded that there was sufficient relevant positive evidence to overcome the relevant negative evidence, and that it was not appropriate to establish a valuation allowance against the DTA at December 31, 2016. An updated analysis, performed by the Company at September 30, 2017, reached the same conclusion.

The Company will continue to monitor this situation at December 31, 2017, as well as at quarterly periods going forward.

[1] The forecast as of September 30, 2017 also indicated the DTA will be smaller at December 31, 2017 than at December 31, 2016.

November 20, 2017

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Lindsay Ferguson
Lindsay Ferguson

cc:        Barbara Russell